Exhibit 99.1

FOR IMMEDIATE RELEASE

CANADA GOOSE CEO, DANI REISS, PURCHASES ADDITIONAL COMPANY SHARES

Toronto, Ontario – September 10, 2026 – Dani Reiss, Chair of the Board of Directors and Chief Executive Officer of Canada Goose Holdings Inc. (NYSE: GOOS, TSX: GOOS) (“Canada Goose”), is pleased to announce that on September 9, 2026, through DTR LLC (“DTR”), his investment holding company, he acquired an aggregate of 100,000 subordinate voting shares (“SVS”) of Canada Goose through open market purchases on the Toronto Stock Exchange (“TSX”) and other Canadian published markets.

The acquisition increases Mr. Reiss’ ownership position in Canada Goose and reflects his continued long-term investment in the Company.

Immediately prior to the acquisition reported hereby, Mr. Reiss beneficially owned and exercised control and direction over 119,413 SVS and, through DTR, 20,130,334 multiple voting shares of Canada Goose (each an “MVS” and together with the SVS, the “Shares”). Such SVS represented approximately 0.26% of the outstanding SVS.

Immediately following the acquisition, Mr. Reiss, including through DTR, beneficially owns and exercises control and direction over 219,413 SVS, representing 0.48% of the outstanding SVS, and 20,130,334 MVS, representing 39.47% of the outstanding MVS. Mr. Reiss also holds 2,545,987 options to acquire SVS upon exercise, 188,295 restricted share units and 532,041 performance share units. Such MVS and SVS represent, in the aggregate, approximately 21.00% of all of Canada Goose’s outstanding Shares and 36.28% of the votes attaching to all of Canada Goose’s outstanding Shares.

The securities were acquired through the facilities of the TSX and other Canadian published markets at prices ranging from $10.555 to $10.695 per share for an average purchase price of approximately $10.623 and an aggregate purchase price of approximately $1,062,300.

The securities were acquired for investment purposes. Depending on market conditions and other factors, Mr. Reiss and DTR may, from time to time, acquire additional securities of Canada Goose, or dispose securities of Canada Goose, including pursuant to the terms of the existing automatic securities disposition plan with Canada Goose, or continue to hold their current investments. Mr. Reiss may, in the future, discuss with other members of management or other members of the Board of Directors or shareholders of Canada Goose any of the transactions listed in clauses (a) to (k) of item 5 of Form 62-103F1 of National Instrument 62-103 The Early Warning System and Related Take-Over Bid and Insider Reporting Issues, and it may further purchase, hold, vote, trade, dispose or otherwise deal in the securities of Canada Goose, in such manner as it deems advisable subject to applicable securities laws.

The acquisition of the SVS was made in reliance on the normal course purchase exemption set forth in section 4.1 of National Instrument 62-104 Takeover Bids and Issuer Bids. The SVS acquired represent approximately 0.22% of the presently issued and outstanding SVS.

A copy of the early warning report to be filed in connection with the acquisition will be available on Canada Goose’s profile on SEDAR+ at www.sedarplus.ca. For further information and/or a copy of the related early warning report to be filed, please contact the acquiror at (416) 780-9850. The address of the acquiror for purposes of such early warning report is 100 Queens Quay East, 22nd Floor, Toronto, Ontario, M5E 1V3, being the head office of Canada Goose.

About Canada Goose

Canada Goose is dedicated to empowering discovery and pushing boundaries in design, functionality, and style. Inspired by our Canadian heritage, we craft high-performance outerwear, apparel, footwear, and accessories that elevate craftsmanship and embrace individuality. Rooted in resilience and driven by a pioneering spirit, we embolden explorers to thrive in all environments while preserving the planet they roam. For more information, visit www.canadagoose.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable securities laws, including statements regarding Mr. Reiss’ and DTR’s potential future acquisitions or dispositions of securities of Canada Goose and other intentions with respect to shareholdings. These forward-looking statements generally can be identified by the use of words such as “could”, “continue”, “expect”, “may”, “would”, “will”, and other words of similar meaning. Each forward-looking statement contained in this press release is subject to substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, changes in market conditions, regulatory requirements, and the other risk factors that are discussed in Canada Goose’s Management’s Discussion and Analysis (“MD&A”) for the year ended March 29, 2026, and for the first quarter ended June 28, 2026, as well as under “Risk Factors” in Canada Goose’s Annual Report on Form 20-F for the year ended March 29, 2026. You are also encouraged to read Canada Goose’s filings with the SEC, available at www.sec.gov, and Canada Goose’s filings with Canadian securities regulatory authorities available on SEDAR+ at www.sedarplus.ca for a discussion of these and other risks and uncertainties. Investors, potential investors, and others should give careful consideration to these risks and uncertainties. Forward-looking statements contained in this press release are not guarantees of future performance and, while forward-looking statements are based on certain assumptions that Canada Goose considers reasonable, actual events and results could differ materially from those expressed or implied by forward-looking statements made by Canada Goose. We caution investors not to rely on the forward-looking statements contained in this press release when making an investment decision in Canada Goose’s securities. The forward-looking statements contained herein are made as of the date of this press release (or as of the date specifically indicated therein), and we do not assume any obligation to update any forward-looking statements except as required by applicable laws.

Investors: ir@canadagoose.com

Media: media@canadagoose.com

Source: Canada Goose Holdings Inc.